SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549
                                SCHEDULE 13D

                                    UNDER
                     THE SECURITIES EXCHANGE ACT OF 1934

                       AMERICAN COUNTRY HOLDINGS INC.
                       ------------------------------
                              (Name of Issuer)

                        COMMON STOCK, $.01 PAR VALUE
                       ------------------------------
                       (Title of class of securities)

                                 025278 20 1
                               (CUSIP Number)


                       American Country Holdings Inc.
                    222 North LaSalle Street, Suite 1600
                        Chicago, Illinois  60601-1105
                       ------------------------------
               (Name, Address, and Telephone Number of person
              authorized to receive notices and communications)

                              December 29, 2000
                       ------------------------------
           (Date of event which requires filing of this statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D/A, and is filing this schedule because of Rule 13d-1 (b)(3) or
   (4), check the following box:   [__].

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).


   1. Name of Reporting Person / I.R.S. Identification No. of Above Person (Entities Only)

        John Dore, S.S. ####-##-####





   CUSIP No.   025278 22 01          13D                           Page 2


   2.   Check the appropriate box if a member of a group:       (a)   [ ]
                                                                (b)   [ ]

   3.   SEC Use Only

   4.   Source of Funds:    PF

   5.   Check box if disclosure of legal proceedings is required pursuant
        to Item 2(d) or 2(e):                                         [ ]

   6.   Citizenship or Place of Organization:
             United States of America

        Number of Shares Beneficially Owned By Each Reporting Person
        With:

   7.   Sole Voting Power:            458,879 (1)

   8.   Shared Voting Power:          0

   9.   Sole Dispositive Power:       458,879 (1)

   10.  Shared Dispositive Power:     0

   11.  Aggregate Amount Beneficially Owned By Each Reporting Person:
                                      458,879 (1)

   12.  Check box if the aggregate amount in Row (11) excludes certain
        shares:                       [_]

   13.  Percent of Class represented by amount in Row (11):
                                      5.4%

   14.  Type of Reporting Person:     IN

   ------------
   (1) Amount includes 142,857 shares which may be acquired by exercising the warrants described herein.





   CUSIP No.   025278 22 01          13D                           Page 3


   Item 1.   Security and Issuer.

             The securities to which this Schedule 13D relates are the shares of Common Stock, $.01 par value per share (the "Common Stock"), of American Country Holdings Inc., a corporation organized under the laws of Delaware (the "Issuer"). The address of the Issuer's principal place of business is 222 North LaSalle Street, Suite 1600, Chicago, Illinois 60601-1105.

             This Amendment No. 2 to Schedule 13D is being filed to give notice of the purchase of 142,857 Units by the Reporting Person with each Unit consisting of one share of common stock of the Company and one five-year common stock purchase Warrant. The purchase price of each Unit was $1.75 and the warrant exercise price is $1.925, subject to adjustment. The Issuer sold 814,286 Units and 405,000 shares of newly-created Series A convertible preferred stock, par value $.10 at a stated value of $10 per share in an offering exempt from registration under Regulation D of the Securities Act of 1933, as amended.

   Item 2.   Identity and Background.

             The person signing his statement (the "Reporting Person")is:

             John Dore
             286 Sheridan Road
             Winnetka, IL  60093
             Occupation:    Co-Chairman, Chief Executive Officer and
                            Director of the Issuer
             Citizenship:   United States

             The Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

   Item 3.   Source and Amount of Funds or Other Consideration.

             The Reporting Person obtained funds from personal funds of the Reporting Person to pay for the Units.

   Item 4.   Purpose of Transaction

             The Reporting Person does not have any plans or proposals which relate to or would result in any of the actions or transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Issuer is obligated to register the common stock, the warrants and the





   CUSIP No.   025278 22 01          13D                           Page 4


   common stock underlying the warrants that comprise the Unit and the Reporting Person, upon effective registration of such securities, will be able to freely trade such securities.

   Item 5.   Interest and Securities of Issuer.

             (a) The aggregate shares of Common Stock and the percentage of the total outstanding shares of Common Stock beneficially owned by the Reporting Person, based on the 11,816,204 shares of Common Stock outstanding on December 29, 2000, are set forth below:

                    No. of Shares          Percentage of
                  Beneficially Owned    Outstanding Shares
                  ------------------    ------------------
                      458,879 (1)              5.4%


   ------------------
   (1) Includes the unregistered 142,857 shares of common stock and 142,857 warrants purchased in the transaction described in Item 1 on an as-converted basis.

             (b) The Reporting Person has sole power to vote or direct the vote and sole power to dispose of or direct the disposition of the shares of Common Stock beneficially owned by him; and the Reporting Person will have sole power to vote or direct the vote and sole power to dispose of or direct the disposition of the shares of Common Stock issuable upon warrants owned by him.

             (c) The following transactions were effected with respect to shares of Common Stock beneficially owned by the Reporting Person in the past 60 days.

             (d)  Not applicable.

             (e)  Not applicable.

   Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

        Warrants

        The terms of the warrants are set forth in a warrant agreement dated as of December 29, 2000 between the Company and our transfer agent.

        Each warrant entitles the holder to purchase 1.0 share of common stock, at an exercise price of $1.925 per share, subject to the adjustments in certain cases described below. The warrants expire on December 29, 2005.





   CUSIP No.   025278 22 01          13D                           Page 5


        Adjustments to Exercise Price

        The exercise price and the number of shares of common stock issuable upon exercise of the warrants are subject to adjustment from time to time upon the occurrence of any of the following events:

        * If, at any time, we (A) pay a dividend or make a distribution with respect to its common stock in any shares of any class or series of our capital stock or other securities, (B) subdivide or combine our outstanding shares of common stock into a greater or smaller number of shares, as applicable, or (C) issue any shares of our capital stock in a reclassification of our shares of common stock;

        * If, at any time, we (A) reclassify or change any shares of common stock issuable upon exercise of the warrants, (B) consolidate or merge with another corporation, (C) sell or convey all or substantially all of our assets followed by a distribution to holders of our common stock;

        * If, at any time we issue, sell, grant or distribute any warrants, options or rights entitling the holders thereof to acquire shares of common stock at a price per share of common stock that is below the current market value per share of the common stock, determined as of the record date for the issuance of the convertible securities; or

        * If, at any time we issue or sell any shares of common stock at a price per share of common stock that is lower than the current market value per share of the common stock on the date for the issuance.

        No adjustment to the exercise price and the number of shares of common stock issuable upon exercise of the warrants will be made due to the following events:

        * the issuance of shares pursuant to any warrants outstanding as of the date the warrants were issued;

        * the issuance of shares pursuant to any bona-fide equity compensation plan, including any stock option plan and employee stock purchase plan;
        * shares issued upon exercise of the warrants registered hereby;

        * the issuance of shares pursuant to the conversion of the Series A convertible preferred stock; and

        * shares issued as consideration when any corporation is acquired, merged or becomes part of the Company.





   CUSIP No.   025278 22 01          13D                           Page 6


   If, at any time after any adjustment is made, the exercise price shall change or any options or convertible securities shall have expired unexercised then the exercise price of the warrants or the number of shares of common stock issuable upon exercise of the warrant will be adjusted based on such change or expiration.

        Exercise

        The warrants are exercisable at any time on or after the date that they were issued until the date of expiration, December 29, 2005.

        The warrants may be exercised by surrendering to the warrant agent the warrant certificate, evidencing the warrants to be exercised, with the accompanying subscription form duly filled in and signed, together with payment of the exercise price.

        The exercise price may be paid by cash, certified check, bank draft, posted or express money order or by wire transfer to an account designated by us for such purpose.

        Upon the exercise of any warrants in accordance with the warrant agreement, we will transfer promptly to or upon the written order of the holder of such warrant certificate appropriate evidence of ownership of warrant shares or other securities or property to which it is entitled, registered or otherwise, to the person entitled to receive the same. All warrant shares or other securities issuable by us upon the exercise of the warrants will be validly issued, fully paid and nonassessable.

        Reservation of Shares

        We have authorized and will reserve and keep available such number of shares of our common stock as will be issuable upon the exercise of all outstanding warrants. Such shares of our common stock, when paid for and issued, will be duly and validly issued, fully paid and non-assessable, free of preemptive rights and free from all taxes, liens, charges and security interests created by or imposed upon the Company.

        Amendment

        Any provision of the warrant agreement may be amended only with our consent and that of the majority of the number of the then outstanding unexercised warrants affected. However, no modification, amendment or supplement may be made to the warrant agreement without the consent of each holder of the then outstanding warrants affected thereby if such modification, amendment or supplement adversely affects the exercise price, the expiration date, the antidilution adjustments or otherwise materially adversely affects the rights of the holders of the warrants. We and the warrant agent may cure any ambiguity or correct or supplement the warrant agreement without the





   CUSIP No.   025278 22 01          13D                           Page 7


   approval of the holders of the warrants so long as the interests of the holders of the warrants are not materially adversely affected.

        Voting

        The holder of the warrants will have no right to vote on matters submitted to our shareholders and will have no right to receive dividends and will not be deemed a holder of common stock.

   Listing

        We will take all action which may be necessary to cause the shares of common stock underlying the warrants to be duly listed on the Nasdaq Small Cap Market or any other securities exchange on which our shares of common stock are listed.

        Fractional Shares

        We will not issue any fractional shares of common stock issuable upon exercise of the warrants but rather pay the holder of the warrant an amount in cash equal to the fraction multiplied by the then current market price per share of our common stock.

        This description is qualified in its entirety by the Common Stock Warrant Agreement dated as of December 29, 2000 between American Country Holdings Inc. and American Stock Transfer and Trust Company.

   Item 7.   Materials to be Filed as Exhibits.

             Common Stock Warrant Agreement dated as of December 29, 2000 between American Country Holdings Inc. and American Stock Transfer and Trust Company.





   CUSIP No.   025278 22 01          13D                           Page 8


                                  SIGNATURE


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

             Date:     January 8, 2001





                                 By:  /s/  John Dore
                                      -----------------------------------
                                           John Dore





                                                                EXHIBIT _
                                                                ---------

                       AMERICAN COUNTRY HOLDINGS INC.
                       COMMON STOCK WARRANT AGREEMENT

             COMMON STOCK WARRANT AGREEMENT dated as of December 29, 2000, between American Country Holdings Inc., a Delaware corporation (hereinafter called the "Company"), and American Stock Transfer and Trust Company, having a corporate trust office in New York, New York, as warrant agent (hereinafter called the "Warrant Agent").

                              WITNESSETH THAT:

             WHEREAS, the Company proposes to issue five year common stock purchase warrants (the "Warrants") entitling the holders thereof to purchase an aggregate of 814,286 shares of common stock of the Company, par value $.01 per share, (the "Common Stock" or the "Shares") at an initial cash purchase price of $1.925 per Share, subject to adjustment, at any time prior to 3:30 p.m., New York City time, on December 29, 2005 (hereinafter called the "expiration date") (unless extended as provided in Section 9 hereof); and

             WHEREAS, the Warrants will be offered in Units, each of which consists of one share of Common Stock and one five year common stock purchase Warrant to purchase one share of Common Stock at $1.925; and

             WHEREAS, the Company desires the Warrant Agent to act on behalf of the Company, and the Warrant Agent is willing so to act, in connection with the issuance, registration, transfer, exchange and exercise of Warrants to be issued from time to time by the Company,

             NOW, THEREFORE, in consideration of the premises and the mutual agreements herein set forth, the parties hereto agree as follows:

             Section 1. APPOINTMENT OF WARRANT AGENT. The Company hereby appoints the Warrant Agent to act as agent for the Company in accordance with the instructions hereinafter in this Agreement set forth, and the Warrant Agent hereby accepts such appointment.

             Section 2.  FORM OF WARRANT.

        A. The text of the Warrants and the form of election to purchase Shares to be set forth on the reverse thereof shall be substantially as set forth in Exhibit A attached hereto. Each Warrant shall, subject to the terms of this Warrant Agreement, entitle the registered holder thereof to initially purchase the number of Shares specified therein at an initial exercise price of $1.925 per Share; provided, however, that the warrant exercise price and the number of Shares issuable upon exercise of Warrants are subject to adjustment upon the occurrence of certain events, all as hereinafter provided. The Warrants shall be executed on behalf of the Company by the manual or facsimile signature of the present or any future Chairman of the Board, President or Vice President of the Company, under its seal, affixed or in facsimile, and by the manual or facsimile signature of the present or any future Secretary or Assistant Secretary of the Company.

        B. The Company shall promptly notify the Warrant Agent from time to time in writing of the number of Warrants to be issued and furnish written instructions in connection therewith signed by an executive officer of the Company; such notification and instructions may, but need not be, in the form of a general or continuing authorization to the Warrant Agent.

        C. The Warrants shall be dated by the Warrant Agent as of the date of each initial issuance, and as of the date of issuance thereof upon any transfer or exchange thereof.

             Section 3. COUNTERSIGNATURE AND REGISTRATION. The Warrant Agent shall maintain books for the transfer and registration of the Warrants. Upon the initial issuance of the Warrants, the Warrant Agent shall issue and register the Warrants in the names of the respective registered holders thereof. The Warrants shall be countersigned by the Warrant Agent (or by any successor to the Warrant Agent then acting as warrant agent under this Agreement) and shall not be valid for any purpose unless so countersigned. Such Warrants may be so countersigned, however, by the Warrant Agent (or by its successor as warrant agent) and be delivered by the Warrant Agent, notwithstanding that the persons whose manual or facsimile signatures appear thereon as proper officers of the Company shall have ceased to be such officers at the time of such countersignature or delivery. Upon issuance of any Warrant, the Company will present the same, or cause the same to be presented, to the Warrant Agent for countersignature of such Warrant.

             Section 4. TRANSFERS AND EXCHANGES. The Warrant Agent shall transfer, from time to time, any outstanding Warrants upon the books to be maintained by the Warrant Agent for that purpose, upon the surrender thereof for transfer properly endorsed or accompanied by appropriate instructions for transfer. Upon any such transfer, a new Warrant of like tenor shall be issued to the transferee and the surrendered Warrant shall be cancelled by the Warrant Agent. All such Warrants so cancelled shall be delivered by the Warrant Agent to the Company from time to time. The Warrants may be exchanged at the option of the holder thereof, when surrendered at the office in New York City of the Warrant Agent, for another Warrant, or other Warrants of different denominations, of like tenor and representing in the aggregate the right to purchase a like number of Shares. The Warrant Agent is hereby irrevocably authorized to countersign and deliver, in accordance with the provisions of this Section and Section 3 of this Agreement, such new Warrants required pursuant to the provisions of this Section, and the Company, whenever required by the Warrant Agent, will supply the Warrant Agent with Warrants duly executed on behalf of the Company for such purpose.

             Section 5. EXERCISE OF WARRANTS. The registered holder of each Warrant shall have the right, which may be exercised as in such Warrant expressed, to purchase from the Company (and the Company shall issue and sell to such registered holder) the number of Shares specified in such Warrants, upon surrender to the Company, at the office in New York, New York of the Warrant Agent of such Warrant, with the form of election to purchase on the reverse thereof duly filled in and signed, and upon payment to the Warrant Agent for the account of the Company of the warrant exercise price, determined in accordance with the provisions of Section 9 of this Agreement, for the number of Shares in respect of which such Warrant is then exercised. Payment of such warrant exercise price may be made in cash, or by certified check or bank draft or postal or express money order, payable in United States dollars, to the order of the Warrant Agent. No adjustment shall be made for any dividends on any Shares issuable upon exercise of any Warrant. Subject to Section 6, upon such surrender of Warrants, and payment of the warrant exercise price as aforesaid, the Company shall issue and cause to be delivered with all reasonable dispatch to or upon the written order of the registered holder of such Warrants, and in such name or names as such registered holder may designate, a certificate or certificates for the number of full Shares so purchased upon the exercise of such Warrants, together with cash, as provided in Section 9 of this Agreement, in respect of any fraction of a Share otherwise issuable upon such surrender. Such certificate or certificates shall be deemed to have been issued and any person so designated to be named therein shall be deemed to have become a holder of record of such Shares as of the date of the surrender of such Warrants and payment of the warrant exercise price as aforesaid; provided, however, that if, at the date of surrender of such Warrants and payment of such warrant exercise price, the transfer books for the Shares purchasable upon the exercise of such Warrants shall be closed, no such surrender of such Warrants and no such payment of such warrant exercise price shall be effective to constitute the person so designated to be named therein as the holder of record of such Shares on such date, but shall be effective to constitute such person as the holder of record of such Shares for all purposes at the opening of business on the next succeeding day on which the transfer books for the Shares purchasable upon the exercise of such Warrants shall be opened, and the certificates for the Shares in respect of which such Warrants are then exercised shall be issuable as of the date on which such books shall next be opened, and until such date the Company shall be under no duty to deliver any certificate for such Shares. The rights of purchase represented by the Warrants shall be exercisable, at the election of the registered holders thereof, either as an entirety or from time to time for part only of the Shares specified therein and, in the event that any Warrant is exercised in respect of less than all of the Shares specified therein at any time prior to the date of expiration of the Warrants, a new Warrant or Warrants of like tenor will be issued for the remaining number of Shares specified in the Warrant so surrendered, and the Warrant Agent is hereby irrevocably authorized to countersign and to deliver the required new Warrants pursuant to the provisions of this Section and of Section 3 of this Agreement, and the Company, whenever required by the Warrant Agent, will supply the Warrant Agent with Warrants duly executed on behalf of the Company for such purpose.

             Section 6. PAYMENT OF TAXES. The Company will pay any documentary stamp taxes attributable to the initial issuance of Shares issuable upon the exercise of Warrants; provided, however, that the Company shall not be required to pay any tax or taxes which may be payable in respect of any transfer involved in the issue or delivery of any certificates for Shares in a name other than that of the registered holder of Warrants in respect of which such Shares are issued and the Company shall not be required to issue and deliver the certificates for such Shares unless and until the holder has paid to the Company the amount of any tax which may be payable in respect of any transfer involved in such issuance or shall establish to the satisfaction of the Company that such tax has been paid.

             Section 7. MUTILATED OR MISSING WARRANTS. In case any of the Warrants shall be mutilated, lost, stolen or destroyed, the Company will issue and the Warrant Agent will countersign and deliver in exchange and substitution for and upon cancellation of the mutilated Warrant, or in lieu of and substitution for the Warrant lost, stolen or destroyed, a new Warrant of like tenor and representing an equivalent right or interest, but only upon receipt of evidence satisfactory to the Company and the Warrant Agent of such loss, theft or destruction of such Warrants and indemnity, if requested, also satisfactory to them. Applicants for such substitute Warrants shall also comply with such other reasonable regulations and pay such other reasonable charges as the Company or the Warrant Agent may prescribe. Any such new Warrant shall constitute an original contractual obligation of the Company whether or not the allegedly lost, stolen, mutilated or destroyed Warrant shall be at any time enforceable by anyone.

             Section 8. RESERVATION OF SHARES, ETC. Prior to the issuance of any Warrants there shall have been reserved, and the Company shall at all times through the expiration date keep reserved, out of its authorized and unissued Common Stock, a number of Shares sufficient to provide for the exercise of the rights of purchase represented by the Warrants, and the Transfer Agent for the Shares and every subsequent Transfer Agent for the Shares issuable upon the exercise of any of the rights of purchase aforesaid are hereby irrevocably authorized and directed at all times to reserve such number of authorized and unissued Shares as shall be requisite for such purpose. The Company will keep a copy of this Agreement on file with the Transfer Agent for the Shares and with every subsequent Transfer Agent for the Shares issuable upon the exercise of the rights of purchase represented by the Warrants. The Warrant Agent is hereby irrevocably authorized to requisition from time to time from such Transfer Agent certificates required to honor outstanding Warrants that have been exercised. The Company will supply such Transfer Agent with duly executed certificates for such purpose and will itself provide or otherwise make available any cash which may be issuable as provided in Section 9 of this Agreement. All Warrants surrendered in the exercise of the rights thereby evidenced or surrendered for transfer, exchange or partial exercise shall be cancelled by the Warrant Agent and shall thereafter be delivered to the Company.

             Section 9. AJUSTMENT OF UNDERLYING SHARE PURCHASE PRICE AND NUMBER OF UNDERLYING SHARES. The number of Shares that are the subject of the Warrants (the "Underlying Shares") purchasable upon the exercise of the Warrants and the payment of the Underlying Share purchase price which shall mean $1.925 ("Underlying Share Purchase Price") shall be subject to adjustment from time to time as follows:

             (a) Stock Splits, Combinations, etc. In case the Company shall hereafter, but prior to 5:00 p.m. (New York City time) on the Underlying Share Expiration Date: (i) pay a dividend or make a distribution on its Common Stock in shares of its capital stock (whether such distribution consists of shares of Common Stock or of capital stock of any other class); (ii) subdivide its outstanding shares of Common Stock; (iii) combine its outstanding shares of Common Stock into a smaller number of shares; or (iv) issue by reclassification of its shares of Common Stock any shares of capital stock of the Company, the Underlying Share Purchase Price in effect and the number of Underlying Shares issuable upon exercise of the Warrants immediately prior to such action shall be adjusted so that the Warrant Holder shall be entitled to receive that number of shares of capital stock of the Company at the same aggregate Underlying Share Purchase Price that the Warrant Holder would have owned immediately following such action had the Warrants been exercised immediately prior thereto. An adjustment made pursuant to this paragraph shall become effective on the day which is immediately after the record date in the case of a dividend and shall become effective on the day which is immediately after the effective date in the case of a subdivision, combination or reclassification. If, as a result of an adjustment made pursuant to this paragraph, the Warrant Holder shall become entitled to receive shares of two or more classes of capital stock of the Company, the Board of Directors of the Company (whose determination shall be conclusive) shall determine the allocation of the adjusted Underlying Share Purchase Price between or among shares of such classes of capital stock.

             (b) Reclassification, Combination, Mergers, etc. In case of any reclassification or change of outstanding shares of Common Stock issuable upon exercise of the Warrants (other than as set forth in paragraph (a) above and other than a change in par value, or from par value to no par value, or from no par value to par value or as a result of a subdivision or combination), or in case of any consolidation or merger of the Company with or into another corporation or entity (other than a merger in which the Company is the continuing corporation and which does not result in any reclassification or change of the then outstanding shares of Common Stock or other capital stock issuable upon exercise of the Warrants), or in the case of any sale or conveyance of all or substantially all of the assets of the Company followed by a related distribution to holders of shares of Common Stock or cash, securities or other property, then as a condition of such reclassification, change, consolidation, merger, or sale of assets, the Company or such successor corporation or entity, as the case may be, shall forthwith make lawful and adequate provision whereby the Warrant Holder shall have the right thereafter to receive on exercise of the Warrants (provided such exercise occurs prior to 5:00 p.m. (New York City time) on the Underlying Share Expiration Date) the kind and amount of shares of stock and other securities and property receivable upon such reclassification, change, consolidation, merger, or sale of assets, by a holder of shares of Common Stock immediately prior to such reclassification, change, consolidation, merger, or sale of assets, and the Company or such successor corporation or entity shall enter into a supplemental warrant agreement with the Warrant Holder so providing. Such provisions shall include provision for adjustments that shall be as nearly equivalent as may be practicable to the adjustments provided for in this Section 4. If the issuer of securities deliverable upon exercise of the Warrants under the supplemental warrant agreement is an affiliate of the formed or surviving corporation or other entity, that issuer shall join in the supplemental warrant agreement.

             (c) Issuance of Options or Convertible Securities. In the event the Company shall, at any time or from time to time after the date hereof, but prior to 5:00 p.m. (New York City time) on the Underlying Share Expiration Date, issue, sell, distribute or otherwise grant in any manner (including by assumption) any rights to subscribe for or to purchase, or any warrants or options for the purchase of, Common Stock or any stock or securities convertible into or exchangeable for Common Stock (any such rights, warrants or options being herein called "Options" and any such convertible or exchangeable stock or securities being herein called "Convertible Securities"), whether or not such Options or rights to convert or exchange such Convertible Securities are immediately exercisable, and the price per share at which Common Stock is issuable upon the exercise of such Options or upon the conversion or exchange ofsuch Convertible Securities (determined by dividing (1) the aggregate amount, if any, received or receivable by the Company as consideration for the issuance, sale, distribution or granting of such Options or such Convertible Securities, plus the minimum aggregate amount of additional consideration, if any, payable to the Company upon the exercise of all such Options or upon conversion or exchange of all such Convertible Securities, plus, in the case of Options to acquire Convertible Securities, the minimum aggregate amount of additional consideration, if any, payable upon the conversion or exchange of all such Convertible Securities, by (2) the total maximum number of shares of Common Stock issuable upon the exercise of all such Options or upon the conversion or exchange of all such Convertible Securities or upon the conversion or exchange of all Convertible Securities issuable upon the exercise of all such Options) shall be less than the current market price per share of the Common Stock on the record date that the Company becomes obligated to make such issuance, sale, distribution or granting of such Options or Convertible Securities (any such event being herein called an "Option Issuance"), then, effective upon such Option Issuance:

                  (1) the Underlying Share Purchase Price shall be reduced to the price (calculated to the nearest one tenth of one cent ($0.001)) determined by multiplying the Underlying Share Purchase Price in effect immediately prior to such Option Issuance by a fraction, the numerator of which shall be the sum of (X) the number of shares of Common Stock outstanding (exclusive of any treasury shares) immediately prior to such Option Issuance multiplied by the current market price per share of Common Stock on the date of such Option Issuance, plus (Y) the consideration, if any, received by the Company upon such Option Issuance, and the denominator of which shall be the product of (A) the total number of shares of Common Stock outstanding (exclusive of any treasury shares) immediately after such Option Issuance, multiplied by (B) the current market price per share of Common Stock on the record date for such Option Issuance; and

             (2) the number of Underlying Shares purchasable upon the exercise of the Warrants shall be increased to a number determined by multiplying the number of Underlying Shares so purchasable immediately prior to the record date for such Option Issuance by a fraction, the numerator of which shall be the Underlying Share Purchase Price in effect immediately prior to the adjustment required by clause (i) of this Section 4(c) and the denominator of which shall be the Underlying Share Purchase Price in effect immediately after such adjustment.

             For purposes of the foregoing, the total maximum number of shares ofCommon Stock issuable upon exercise of all such Options or upon conversion or exchange of all such Convertible Securities or upon the conversion or exchange of the total maximum amount of the Convertible Securities issuable upon the exercise of all such Options shall be deemed to have been issued as of the date of such Option Issuance and thereafter shall be deemed to be outstanding and the Company shall be deemed to have received as consideration therefor such price per share, determined as provided above. Except as provided in paragraphs (j) and (k) below, no additional adjustment of the Underlying Share Purchase Price shall be made upon the actual exercise of such Options or upon conversion or exchange of the Convertible Securities or upon the conversion or exchange of the Convertible Securities issuable upon the exercise of such Options.

             (d)  Sale of Common Stock Below its Current Market Price.
   In the event the Company shall, at any time or from time to time after the date hereof, issue or sell any shares of Common Stock and the price per share at which such shares were issued or sold shall be less than the current market price per share of the Common Stock on the date the Company becomes obligated to make such issuance or sale, then, effective upon such issuance or sale:

                  (1) the Underlying Share Purchase Price shall be reduced to the price (calculated to the nearest one tenth of one cent ($0.001)) determined by multiplying the Underlying Share Purchase Price in effect immediately prior to such issuance or sale by a fraction, the numerator of which shall be the sum of (A) the number of shares of Common Stock outstanding (exclusive of any treasury shares) immediately prior to such issuance or sale multiplied by the current market price per share of Common Stock on the date of such issuance or sale, plus (B) the consideration received by the Company upon such issuance or sale, and the denominator of which shall be the product of
   (X) the total number of shares of Common Stock outstanding (exclusive of any treasury shares) immediately after such issuance or sale, multiplied by (Y) the current market price per share of Common Stock on the date of such issuance or sale; and

                  (2) the number of Underlying Shares purchasable upon the exercise of the Warrants shall be increased to a number determined by multiplying the number of Underlying Shares so purchasable immediately prior to the date of such issuance or sale by a fraction, the numerator of which shall be the Underlying Share Purchase Price in effect immediately prior to the adjustment required by clause (i) of this sentence and the denominator of which shall be the Underlying Share Purchase Price in effect immediately after such adjustment.

             (e) Current Market Price. For the purpose of any computation of current market price under this Agreement, the current market price per share of the Common Stock at any date shall be the closing price on the Business Day immediately prior to the the date in question. The closing price for any day shall be the last reported sale price or, in case no such reported sale takes place on such day, the average of the closing bid and asked prices for such day, in each case in the over-the-counter market as included for quotation on Nasdaq or any comparable system or if the Common Stock is not included for quotation on Nasdaq or a comparable system, as furnished by two members of the National Association of Securities Dealers, Inc. selected from time to time in good faith by the Board of Directors of the Company for that purpose. In the absence of all of the foregoing, or if for any reason the current market price per share cannot be determined pursuant to the foregoing provisions of this paragraph, the current market price per share shall be the fair market value thereof as determined in good faith by the Board of Directors of the Company.

             (f) Consideration Received. If any shares of Common Stock, Options or Convertible Securities shall be issued, sold or distributed for consideration other than cash, the amount of the consideration other than cash received by the Company in respect thereof shall be deemed to be the then fair market value of such consideration (as determined in good faith by the Board of Directors of the Company).
   If any Options shall be issued in connection with the issuance and sale of other securities of the Company, together comprising one transaction in which no specific consideration is allocated to such Options by the parties thereto, such Options shall be deemed to have been issued without consideration. If the Company shall pay a dividend or make any other distribution payable in Options or Convertible Securities, then such Options or Convertible Securities shall be deemed to have been issued or sold without consideration.

             (g) Deferral of Certain Adjustments. No adjustment to the Underlying Share Purchase Price (including the related adjustment to the number of Underlying Shares) shall be required hereunder unless such adjustment, together with other adjustments carried forward as provided below, would result in an increase or decrease of at least one percent (1%) of the Underlying Share Purchase Price. No adjustment need be made for a change in the par value of the Common Stock. All calculations under this Section 4 shall be made to the nearest one tenth of one cent ($0.001) or to the nearest whole share, as the case may be.

             (h) Changes in Options and Convertible Securities. If the exercise price provided for in any Options referred to in paragraph
   (c) above, the additional consideration, if any, payable upon the conversion or exchange of any Convertible Securities referred to in paragraph (c) above, or the rate at which any Convertible Securities referred to in paragraph (c) above are convertible into or exchangeable for Common Stock shall change at any time (other than under or by reason of provisions designed to protect against dilution upon an event which results in a related adjustment pursuant to this Section), the Underlying Share Purchase Price then in effect and the number of Underlying Shares purchasable upon the exercise of the Warrants shall forthwith be readjusted (effective only with respect to any exercise of the Warrants after such readjustment) to the Underlying Share Purchase Price and number of Underlying Shares so purchasable that would then be in effect had the adjustment made upon the issuance, sale, distribution or granting of such Options or Convertible Securities been made based upon such changed purchase price, additional consideration or conversion rate, as the case may be, but only with respect to such Options and Convertible Securities as then remain outstanding.

             (i) Expiration of Options and Convertible Securities. If, at any time after any adjustment to the number of Underlying Shares purchasable upon the exercise of the Warrants shall have been made pursuant to paragraph (c) or (h) above or this paragraph, any Options or Convertible Securities shall have expired unexercised, the number of Underlying Shares so purchasable with respect to any then outstanding Warrants shall, upon such expiration, be readjusted and shall thereafter be such as they would have been had the Warrants outstanding at the time of the original adjustment been adjusted (or had the original adjustment not been required, as the case may be) as if (i) the only shares of Common Stock deemed to have been issued in connection with such Options or Convertible Securities were the shares of Common Stock, if any, actually issued or sold upon the exercise of such Options or Convertible Securities and (ii) such shares of Common Stock, if any, were issued or sold for the consideration actually received by the Company upon such exercise plus the aggregate consideration, if any, actually received by the Company for the issuance, sale, distribution or granting of all such Options or Convertible Securities, whether or not exercised; provided that no such readjustment shall have the effect of decreasing the number of such Underlying Shares so purchasable by an amount (calculated by adjusting such decrease to account for all other adjustments made pursuant to this Section following the date of the original adjustment referred to above) in excess of the amount of the adjustment initially made in respect of the issuance, sale, distribution or granting of such Options or Convertible Securities.

             (j) Other Adjustments. In the event that at any time, as a result of an adjustment made pursuant to this Section, the Warrant Holder shall become entitled to receive any securities of the Company other than Underlying Shares, thereafter the number of such other securities so receivable upon exercise of the Warrants and the Underlying Share Purchase Price applicable to such exercise shall be subject to adjustment from time to time in a manner and on terms as nearly equivalent as practicable to the provisions with respect to the shares of Common Stock contained in this Section.

             (k) Common Stock. As used in this Section, the term "Common Stock" shall mean and include the Common Stock issued and outstanding on the date hereof and shall also include any capital stock of any class of the Company thereafter authorized for issuance that is not limited to a fixed sum or percentage in respect of the rights of the holders thereof to participate in dividends and in the distribution of assets upon the voluntary liquidation, dissolution or winding up of the Company; provided, however, that the Underlying Shares shall include only shares of such class designated in the Company's Certificate of Incorporation as Common Stock or (i) in the case of any reclassification, change, consolidation, merger, or sale of assets of the character referred to in Section 9(b) hereof, the stock, securities or property provided for in such section or (ii) in the case of any reclassification or change in the number of Underlying Shares as a result of a subdivision or combination or consisting of a change in par value, or from par value to no par value, or from no par value to par value, such Underlying Shares as sore classified or changed.
             (l) Determination of Net Sales Price. In case of the sale for cash of any shares of Common Stock, Options, or Convertible Securities, the consideration received by the Company therefor shall be deemed to be the net sales price therefor (after deducting therefrom any expense paid or incurred by the Company or any underwriting discounts or commissions or concessions paid or allowed by the Company in connection therewith).

             (m) Events Resulting in no Adjustments. No adjustment to the Underlying Share Purchase Price or to the number of Underlying Shares, however, will be made upon (i) the exercise of any stock options issued under the Company's Stock Option Plan (the "Stock Option Plan") or the Employee Stock Purchase Plan of the Company under the terms of such plans, (ii)the exercise of any warrants by officers and directors of the Company that are outstanding as of the date hereof, (iii) the sale of any shares of Common Stock pursuant to the exercise of the Warrants (collectively, the "Exempt Securities"), (iv) any shares of Common Stock issuable upon conversion of the Series A Convertible Preferred Stock and (v) any shares of Common Stock issued in connection with a merger, acquisition or other similar business combination in which the Company is the surviving corporation.

             (n) Notice of Change in Underlying, Share Purchase Price. Upon any adjustment pursuant to this Section, the Company shall promptly thereafter (i) cause to be prepared a certificate of the President and Chief Financial Officer of the Company setting forth the Underlying Share Purchase Price after such adjustment and setting forth in reasonable detail the method of calculation and the facts upon which such calculations are based and setting forth the number of Underlying Shares (or portion thereof) issuable after such adjustment in the Underlying Share Purchase Price, upon exercise of the Warrants and payment of the adjusted Underlying Share Purchase Price, which certificate shall be conclusive evidence of the correctness of the matters set forth therein absent manifest error and (ii) send to the Warrant Holder at the address appearing on the registry books maintained by the Company written notice of such adjustments by first-class mail, postage prepaid.

             (o) Notice of Certain Events. With respect to any Notice Event, the Company shall cause to be given to the Warrant Holder at such Warrant Holder's address on the registry books maintained by the Company, at least 20 days prior to the applicable record date hereinafter specified, or in the case of events for which there is no record date, at least fifteen (15) days prior to the taking of such proposed action, by certified mail, return receipt requested, postage prepaid, a written notice stating (i) the date as of which the holders of record of shares of Common Stock entitled to receive any such rights, options, warrants or distribution is to be determined, (iii) the initial expiration date set forth in any tender offer or exchange offer for shares of Common Stock, or (iii) the date on which any such consolidation, merger, conveyance, transfer, dissolution, liquidation or winding up is expected to become effective or consummated and the date as of which it is expected that holders of record of shares of Common Stock shall be entitled to exchange such shares for securities or other property, if any, deliverable upon such reclassification, consolidation, merger, conveyance, transfer, dissolution, liquidation or winding up. The failure to give the notice required by this
   Section 4(q) or any defect therein shall not affect the legality or validity of any distribution, right, option, warrant, consolidation, merger, conveyance, transfer, dissolution, or liquidation or winding up, or the vote upon any action.

             Section 10.  OTHER PROVISIONS RELATING TO RIGHTS OF
   WARRANTHOLDERS.
        A. Warrant Holder not a Stockholder. The Warrant Holder, as such, shall not be entitled to vote or receive dividends or be deemed holders of Common Stock for any purpose whatsoever, nor shall anything contained in this Agreement be construed to confer upon the Warrant Holder, as such, any of the rights of a stockholder of the Company including, but not limited to, the right to vote for the election of directors or on any other matter, give or withhold consent to any action by the Company (whether upon any recapitalization, issue of stock, reclassification of stock, consolidation, merger, conveyance or otherwise), receive notice of meetings or other action affecting stockholders (except for notices provided for in this Agreement), receive dividends or subscription rights, or otherwise until Warrants shall have been exercised to purchase Underlying Shares, at which time the person or persons in whose name or names the certificate or certificates for the shares of Common Stock are registered shall be deemed the holder or holders of record of such shares of Common Stock for all purposes.

        B. Fractional Shares. Anything contained herein to the contrary notwithstanding, the Company shall not be required to issue any fractional shares of Common Stock in connection with the exercise of the Warrants. In any case where the Warrant Holder would, except for the provisions of this Section, be entitled under the terms of this Agreement to receive a fraction of a share of Common Stock upon the exercise of the Warrants, the Company shall, upon the exercise of the Warrants and receipt of the Underlying Share Purchase Price, issue the largest number of whole shares of Common Stock purchasable upon exercise of the Warrants. The Warrant Holder expressly waives his or her right to receive a certificate of any fraction of a share of Common Stock upon the exercise hereof. However, with respect to any fraction of a share of Common Stock called for upon any exercise hereof, the Company shall pay to the Warrant Holder an amount in cash equal to such fraction multiplied by the current market price per share of Common Stock determined pursuant to Section 9 hereof.

                  Section 11.  CERTAIN COVENANTS OF THE COMPANY.

        A. So long as any unexpired Warrants remain outstanding and if required in order to comply with the Securities Act of 1933, as amended (the "Act"), Company covenants and agrees that it will obtain and keep effective all permits, consents and approvals of governmental agencies and authorities, and will use its best efforts to take all action which may be necessary to qualify the Shares for sale under the securities laws of such of the United States, as may be necessary to permit the free exercise of the Warrants, and the issuance, sale, transfer and delivery of the Shares issued upon exercise of the

   Warrants, and to maintain such qualifications during the entire period in which the Warrants are exercisable.

        B. The Company covenants and agrees that it shall take all such action as may be necessary to ensure that all Shares will at the time of delivery of certificates for such Shares (subject to payment of the warrant exercise price) be duly and validly authorized and issued and fully paid and nonassessable Shares, free from any preemptive rights and taxes, liens, charges and security interests created by or imposed upon the Company.

        C. The Company covenants and agrees that it will take all action which may be necessary to cause the Shares to be duly listed on the Nasdaq National Market or any securities exchange on which the other shares of Common Stock of the Company are listed.

             Section 12.  DISPOSITION OF PROCEEDS, ETC.

        A. The Warrant Agent shall account promptly to the Company with respect to Warrants exercised and concurrently pay to the Company all moneys received by the Warrant Agent for the purchase of Shares through the exercise of such Warrants.

        B. The Warrant Agent shall keep copies of this Agreement available for inspection by holders of Warrants during normal business hours at its principal office in the City of New York.

             Section 13. MERGER OR CONSOLIDATION OR CHANGE OF NAME OF WARRANT AGENT. Any corporation into which the Warrant Agent may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which the Warrant Agent shall be a party, or any corporation succeeding to the corporate trust business of the Warrant Agent, shall be the successor to the Warrant Agent hereunder without the execution or filing of any paper or any further act on the part of any of the parties hereto, provided that such corporation would be eligible for appointment as a successor Warrant Agent under the provisions of (S)15 of this Agreement. In case at the time such successor to the Warrant Agent shall succeed to the agency created by this Agreement, and if any of the Warrants shall have been countersigned but not delivered, any such successor to the Warrant Agent may adopt the countersignature of the original Warrant Agent and deliver such Warrants so countersigned; and in case at that time any of the Warrants shall not have been countersigned, any successor to the Warrant Agent may countersign such Warrants either in the name of the predecessor Warrant Agent or in the name of the successor Warrant Agent; and in all such cases such Warrant shall have the full force provided in the Warrants and in this Agreement.

             In case at any time the name of the Warrant Agent shall be changed and at such time any of the Warrants shall have been countersigned but not delivered, the Warrant Agent may adopt the countersignature under its prior name and deliver Warrants so countersigned; and in case at that time any of the Warrants shall not have been countersigned, the Warrant Agent may countersign such Warrants either in its prior name or in its changed name; and in all such cases such Warrants shall have the full force provided in the Warrants and in this Agreement.

             Section 14. DUTIES OF WARRANT AGENT. The Warrant Agent undertakes the duties and obligations imposed by this Agreement upon the following terms and conditions, by all of which the Company and the holders of Warrants, by their acceptance thereof, shall be bound:

        A. The statements contained herein and in the Warrants shall be taken as statements of the Company, and the Warrant Agent assumes no responsibility for the correctness of any of the same except such as describe the Warrant Agent or action taken or to be taken by it. The Warrant Agent assumes no responsibility with respect to the distribution of the Warrants except as herein otherwise provided.

        B. The Warrant Agent shall not be responsible for any failure of the Company to comply with any of the covenants contained in this Agreement or in the Warrants to be complied with by the Company.

        C. The Warrant Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself or by or through its attorneys, agents or employees, and the Warrant Agent shall not be answerable or accountable for any act, default, neglect or misconduct of any such attorneys, agents or employees or for any loss to the Company resulting from such neglect or misconduct, provided reasonable care shall have been exercised in the selection and continued employment thereof.

        D. The Warrant Agent may consult at any time with counsel satisfactory to it (who may be counsel for the Company), and the Warrant Agent shall incur no liability or responsibility to the Company or to any holder of any Warrant in respect of any action taken, suffered or omitted by it hereunder in good faith and in accordance with the opinion or the advice of such counsel.

        E. The Warrant Agent shall incur no liability or responsibility to the Company or to any holder of any Warrant for any action taken in reliance on any notice, resolution, waiver, consent, order, certificate, or other paper, document or instrument believed by it to be genuine and to have been signed, sent or presented by the proper party or parties.

        F. The Company agrees to pay to the Warrant Agent agreed upon compensation for all services rendered by the Warrant Agent in the execution of this Agreement, to reimburse the Warrant Agent for all expenses, taxes and governmental charges and other charges of any kind and nature incurred by the Warrant Agent in the execution of this Agreement and to indemnify the Warrant Agent and save it harmless against any and all liabilities, including judgments, costs and reasonable counsel fees, for anything done or omitted by the Warrant Agent in the execution of this Agreement except as a result of the Warrant Agent's negligence, bad faith or willful misconduct.

        G. The Warrant Agent shall be under no obligation to institute any action, suit or legal proceeding or to take any other action likely to involve expense unless the Company or one or more registered holders of Warrants shall furnish the Warrant Agent with reasonable security and indemnity for any costs and expenses which may be incurred, but this provision shall not affect the power of the Warrant Agent to take such action as the Warrant Agent may consider proper, whether with or without any such security or indemnity. All rights of action under this Agreement or under any of the Warrants may be enforced by the Warrant Agent without the possession of any of the Warrants or the production thereof at any trial or other proceeding relative thereto, and any such action, suit or proceeding instituted by the Warrant Agent shall be brought in its name as Warrant Agent, and any recovery of judgment shall be for the ratable benefit of the registered holders of the Warrants, as their respective rights or interests may appear.

        H. The Warrant Agent and any shareholder, director, officer or employee of the Warrant Agent may buy, sell or deal in any of the Warrants or other securities of the Company or become pecuniarily interested in any transaction in which the Company may be interested, or contract with or lend money to or otherwise act as fully and freely as though it were not Warrant Agent under this Agreement. Nothing herein shall preclude the Warrant Agent from acting in any other capacity for the Company or for any other legal entity.

        I. The Warrant Agent shall act hereunder solely as agent and not in a ministerial capacity, and its duties shall be determined solely by the provisions hereof. The Warrant Agent shall not be liable for anything which it may do or refrain from doing in connection with this Agreement except for its own gross negligence or bad faith.

             Section 15. CHANGE OF WARRANT AGENT. The Warrant Agent may resign and be discharged from its duties under this Agreement by giving to the Company notice in writing, and to the holders of the Warrants notice by publication, of such resignation, specifying a date when such resignation shall take effect, which notice shall be published at the expense of the Company at least once a week for two consecutive weeks in a newspaper of general circulation in the City of New York prior to the date so specified. The Warrant Agent may be removed by the Company by like notice from the Company to the Warrant Agent and the holders of Warrants at the expense of the Company. If the Warrant Agent shall resign or be removed or shall otherwise become incapable of acting, the Company shall appoint a successor to the Warrant Agent. If the Company shall fail to make such appointment within a period of 30 days after such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Warrant Agent or by the registered holder of a Warrant (who shall, with such notice, submit his Warrant for inspection by the Company), then, at the expense of the Company, the Warrant Agent or the registered holder of any Warrant may apply to any court of competent jurisdiction for the appointment of a successor to the Warrant Agent. Any successor Warrant Agent, whether appointed by the Company or by such a court, shall be a bank or trust company, in good standing, incorporated under the laws of any State or of the United States of America, having at the time of its appointment as Warrant Agent a combined capital and surplus of at least $50,000,000. After appointment the successor Warrant Agent shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named as Warrant Agent without further act or deed; but the former Warrant Agent shall deliver and transfer to the successor Warrant Agent any property at the time held by it hereunder, and execute and deliver any further assurance, conveyance, act or deed necessary for the purpose. Failure to file or publish any notice provided for in this Section, however, or any defect therein, shall not affect the legality or validity of the resignation or removal of the Warrant Agent or the appointment of the successor Warrant Agent, as the case may be.

             Section 16. IDENTITY OF TRANSFER AGENT. Forthwith upon the appointment of any Transfer Agent for the Shares or of any subsequent Transfer Agent for Shares issuable upon the exercise of the rights of purchase represented by the Warrants, the Company will file with the Warrant Agent a statement setting forth the name and address of such Transfer Agent.

             Section 17. NOTICES. Any notice pursuant to this Agreement to be given or made by the Warrant Agent or by the registered holder of any Warrant to or on the Company shall be sufficiently given or made if sent by first-class mail, postage prepaid, addressed (until another address is filed in writing by the Company with the Warrant Agent) as follows:

                              American Country Holdings Inc.
                              222 N. LaSalle Street
                              Chicago, IL 60601
                              ATTN: Chief Financial Officer

             Any notice pursuant to this Agreement to be given or made by the Company or by the registered holder of any Warrant to or on the Warrant Agent shall be sufficiently given or made if sent by first-class mail, postage prepaid, addressed (until another address is filed in writing by the Warrant Agent with the Company) as follows:

                       40 Wall Street, 46th Floor
                       New York, NY 10005

             Any notice pursuant to this Agreement to be given or made by the Company or the Warrant Agent to the registered holder of any

   Warrant shall be sufficiently given or made (unless otherwise specifically provided for herein) if sent by first-class mail, postage prepaid, addressed to said registered holder at his address appearing on the Warrant register.

             Section 18. SUPPLEMENTS AND AMENDMENTS. The parties hereto may from time to time supplement or amend this Agreement without the approval of any holders of Warrants in order to cure any ambiguity or to correct or supplement any provision contained herein which may be defective or inconsistent with any other provision herein, or to make any other provisions in regard to matters or questions arising hereunder which the Company and the Warrant Agent may deem necessary or desirable and which will not materially adversely affect the interest of the registered holders of the Warrants. The parties hereto may also modify or amend this Agreement and the terms of the Warrants with the consent of the holders of not less than a majority in number of the then outstanding unexercised Warrants affected thereby; provided that no such modification or amendment that accelerates the expiration date, increases the exercise price, reduces the number of outstanding Warrants the consent of the holders of which is required for any such modification or amendment, or otherwise materially adversely affects the rights of the holders of the Warrants, may be made without the consent of each holder affected thereby.

             Section 19. SUCCESSORS. All the covenants and provisions of this Agreement by or for the benefit of the Company or the Warrant Agent shall bind and inure to the benefit of their respective successors and assigns hereunder.

             Section 20. LAW GOVERNING CONTRACT. This Agreement and each Warrant issued hereunder shall be deemed to be a contract made under the laws of the State of Illinois and for all purposes shall be construed in accordance with the laws of said State.

             Section 21. BENEFITS OF THIS AGREEMENT. Nothing in this Agreement shall be construed to give to any person or entity other than the Company and the Warrant Agent and the holders of Warrants any legal or equitable right, remedy or claim under this Agreement, but this Agreement shall be for the sole and exclusive benefit of the Company and the Warrant Agent and the holders of Warrants.

             Section 22. COUNTERPARTS. This Agreement may be executed in any number of counterparts, and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.







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            IN WITNESS WHEREOF, the parties hereto have caused this
   Agreement to be duly executed, all as of the day and year first above written.

                              AMERICAN COUNTRY HOLDINGS INC.

                              By:   _____________________________
                              Name: John A. Dore
                              Its:  Co-Chairman and Chief Executive
   Officer



                              WARRANT AGENT

                              By:   _____________________________
                              Name: _____________________________
                              Its:  _____________________________



































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